UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)

R&G FINANCIAL CORPORATION
(Name of Issuer)
Class B Common Stock (par value $.01 per share)
(Title of Class of Securities)
749136107
(CUSIP Number)
Mr. Víctor J. Galán
c/o VIG Leasing, S.E.
VIG Tower
1225 Ponce de León Avenue, Suite 601
San Juan, PR 00907-3921
(787) 620-7902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	749136107	13D (Amendment No. 8)	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS Victor J. Galán

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

	7	SOLE VOTING POWER

NUMBER OF		21, 559, 584

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,559,584

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,559,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.1% (assuming the exchange of Mr. Galán’s Class A Common Stock into Class B Common Stock)

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
     The Amendment No. 8 to Schedule 13D, dated October 24, 2008 (this “Amendment”), is being filed by Victor J. Galán (“Mr. Galán” or the “Reporting Person”) and relates to shares of Class B Common Stock (par value $.01 per share) (“Class B Common Stock”) of R&G Financial Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 280 Jesús T. Pinero Avenue, San Juan, Puerto Rico 00918. This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on August 27, 1996 (the “Initial 13D”), as amended through Amendment No. 7 to the Initial 13D filed with the SEC by the Reporting Person on September 29, 2008 (together, the “Schedule 13D”).
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     As previously reported, Mr. Galán and the Issuer entered into a letter agreement, dated February 18, 2008 (the “Letter Agreement”), pursuant to which Mr. Galán made certain commitments to maintain in confidence confidential and/or privileged documents and information relating to the Issuer’s process or information from confidential conversations and discussions with the Committee, Issuer personnel and the Issuer’s lawyers and advisors and not to use that confidential information in a transaction involving the sale of his shares of the Issuer’s common stock or related to a business combination of the Issuer, including but not limited to a merger transaction, (a) without first notifying the Committee, and (b) in a manner which could be contrary to his fiduciary duties or other applicable corporate and securities laws. Additionally, Mr. Galán agreed to not pursue a transaction involving the sale of his shares of the Issuer’s common stock or seek a business combination of the Issuer until a recommendation is made by the Committee to the Board of Directors of the Issuer in connection with a proposed transaction under its consideration.
     Mr. Galán intends to review his investment in the Issuer and expects to consider and evaluate on a continuing basis his options with respect to his investment in the Issuer, which, subject to the Letter Agreement, may relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. In that regard, Anchor Phoenix, LLC (“Anchor Phoenix”), an entity formed for or on behalf of Víctor J. Galán, intends to engage Friedman, Billings, Ramsey & Co., Inc. (“FBR”) to serve as its placement agent in connection with a potential private placement of securities by Anchor Phoenix (a “Private Placement”) for purposes of raising capital to participate in the possible recapitalization (the “Potential Transaction”) of the Issuer or its wholly-owned subsidiaries. There is no guarantee that Anchor Phoenix will be able to consummate any Private Placement or otherwise obtain financing for a Potential Transaction or that a Potential Transaction can be negotiated on terms acceptable to both Anchor Phoenix and the Issuer or that a Potential Transaction or any other transaction involving the Issuer will be consummated.
     Subject to applicable law and the receipt of any necessary waivers or consents under the Letter Agreement, and any actions which may be taken or may be proposed to be taken by the Board of Directors of the Issuer of which Mr. Galán continues to serve as a member, Mr. Galán reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including to (i) hold his securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of his holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4, or (v) change his intention with respect to any or all of the matters referred to in this Item 4. Mr. Galán may communicate with the Issuer, other shareholders or third parties regarding the Issuer, available strategic alternatives, the proposed Private Placement and the Potential Transaction.
     Although the foregoing reflects potential activities by Mr. Galán with respect to the Issuer and its securities, the foregoing is subject to change at any time, and there can be no assurance that Mr. Galán will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.
     Except as set forth in the Schedule 13D as amended by this Amendment or as would occur as a result of any of the actions referred to in this Amendment, Mr. Galán does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D (excluding actions which may be taken or may be proposed to be taken by the Board of Directors of the Issuer of which Mr. Galán continues to serve as a member).
     The summary of the Letter Agreement set forth in Item 4 and this Item 6 does not purport to be a complete description of the Letter Agreement and is qualified in its entirety by reference to the copy of the Letter Agreement filed as Exhibit 2 to Amendment No. 7 to the Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 24, 2008

By:	/s/ Victor J. Galán
Name: Victor J. Galán